EXHIBIT 99.2


                       BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230

                            A Publicly Listed Company

                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,780,000,000.00 - 116,249,622,464 shares


                                Convening Notice
                   EXTRAORDINARY AND ORDINARY GENERAL MEETING
                   ------------------------------------------

              The Administrative Council hereby convenes the stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. to the extraordinary and ordinary general meeting to be held on April 28 2004 at 3:00 p.m. in the auditorium of the company's head office at Praca Alfredo Egydio de Souza Aranha, 100 in the city of Sao Paulo, in order to:

I - EXTRAORDINARY GENERAL MEETING

    examine the Administrative Council's proposal for:

    1. increasing the current subscribed capital from R$ 4,780,000,000.00 to R$ 8,101,000,000.00, with no issue of new shares, through the capitalization of reserves;

    2. cancellation of 664,281,925 own book entry common shares and held as treasury stock, without any reduction in the value of the capital stock;

    3. execute a 1,000 (one thousand) shares to 1 (one) share reverse stock split of the respective share types totaling 115,585,340,539 book entry shares, with no par value, resulting in 115,585,340 book entry shares, being 60,687,553 common and 54,897,787 preferred shares; consequently, the monthly payments of interest on equity capital will be adjusted according to the same ratio as the reverse stock split, that is, from the equivalent of R$ 0.13 per batch of a thousand shares to R$ 0.13 per share;

    4. adjust the authorized capital limit to up to 200,000,000 shares, being 100,000,000 ordinary and an equal number of preferred shares;

    5. institute a single Audit Commitee for the Itau Financial Conglomerate, by transforming, as well as broadening the objectives and purposes, of the Internal Controls Committee, adapting it to the provisions of the National Monetary Council Resolution 3,081 and the Sarbanes-Oxley Act passed by the United States Congress;


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CONVENING NOTICE - EXTRAORDINARY AND ORDINARY GENERAL MEETING OF
APRIL  28, 2004 OF BANCO ITAU HOLDING FINANCEIRA S.A.                     Page 2

    6.   restructure the Advisory Board and the International Advisory
         Committee;

    7. alter the wording of Articles 3 (introductory sentence and 3.1), 5 (5.6), 7, 10 and 11 of the Articles of Association, to reflect the items above, as well as the introductory sentence of Article 16 to comply with the provisions of Article 202 of Law 6,404/76, as amended in Law 10,303/01;

    8.   adjust the provisions contained in the "Plan for Granting Stock
         Options";

II - ORDINARY GENERAL MEETING

    9. be informed of the Management Report, and the Opinions of the Fiscal Council, the Independent Auditors and the Internal Control Committee and examine, for subsequent deliberation, the Balance Sheets, Financial Statements and Explanatory Notes for the fiscal year ending December 31 2003;

    10.  deliberate on the distribution of the net income for the fiscal year;

    11. elect the members of the Administrative and Fiscal Councils. Pursuant to the provisions of CVM Instructions 165, of December 11 1991 and 282, of June 26 1998, notice is hereby given that to enjoy multiple voting rights in the election of members of the Administrative Council, request for such rights should only be made by those holding at least 5% of the voting capital;

    12. establish the amount to be allocated for the compensation of the Board of Directors, the Administrative Council and Advisory Board, and the International Advisory Board, and the compensation of the members of the Fiscal Council.

                                        Sao Paulo-SP, April 12 2004.

                                           ADMINISTRATIVE COUNCIL
                                            OLAVO EGYDIO SETUBAL
                                                  Chairman




                                                          ALFREDO EGYDIO SETUBAL
                                                     Investor Relations Director